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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Air Hamburg Becomes Launch Customer for Embraer Legacy 650E

Switzerland, Geneva, May 22, 2017 – Embraer announced today that Germany-based charter operator Air Hamburg is the launch customer for the new Legacy 650E. Air Hamburg will expand its Embraer business jet fleet with an additional order for three new Legacy 650E. The contract has a value of USD 77.7 million, based on current list prices, and will be included in the Company’s 2017 second-quarter backlog. The aircraft fleet delivery is scheduled for the third quarter of this year. The agreement was announced on the opening day of the 17th European Business Aviation Convention and Exhibition (EBACE) in Geneva, Switzerland.

“We are very pleased with this new order from Air Hamburg, which will further propel their growth through exceptional operational costs and a superior customer experience with the Legacy 650E’s unique three-zone cabin and abundance of amenities,” said Michael Amalfitano, President & CEO, Embraer Executive Jets. “The Legacy 650E’s unmatched value proposition results in the productivity and efficiency sought by global charter operators and corporate flight departments.”

Embraer has witnessed a growing interest in the Legacy 650E by charter operators. As one of Europe’s largest business jet service providers, Air Hamburg added one Legacy 500 as well as one Phenom 300 to their fleet, earlier this year, totaling 11 Embraer aircraft, with eight Legacy 600/650, one Legacy 500 and two Phenom 300.

“The Legacy 650E is an obvious choice, considering the unparalleled experience that our current fleet of Legacy 600/650 already provides our customers on their flights to destinations throughout Europe, Russia, and the Middle East,” said Simon Ebert, Partner, Air Hamburg. “The new version of this proven platform best serves our growth plan by continuing to offer a premium charter service with the latest technologies onboard one of the industry’s most comfortable and reliable business jets.”

Featuring three distinct cabin zones, with the largest cabin and baggage compartment in its class, the Legacy 650E also carries an unprecedented 10-year or 10,000-flight-hour warranty, which is the longest in the business jet industry.

Photo: https://eej.imagerelay.com/sb/b29137cb-1a1e-4a78-bc7c-e8b892e3ec2d

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, the broadest in the market, consists of the entry-level Phenom 100 and the light Phenom 300 jet, the midsize Legacy 500 midsize and mid-light Legacy 450, the large Legacy 650E, and the ultra-large Lineage 1000E. Embraer Executive Jets’ global fleet exceeds 1,100 aircraft, which are in operation in more than 70 countries and are supported by the Company’s global Customer Support and Services network of over 70 owned and authorized service centers, complemented by a 24/7 Contact Center, at its headquarters, in Brazil.

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Follow us on Twitter: @Embraer

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer